UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
ENCYSIVE PHARMACEUTICALS INC.
(Name of Subject Company)
ENCYSIVE PHARMACEUTICALS INC.
(Names of Persons Filing Statement)
COMMON STOCK, $0.005 PAR VALUE PER SHARE
(including the associated preferred stock purchase rights)
(Title of Class of Securities)
29256X107
(CUSIP Number of Class of Securities)
Paul S. Manierre
Vice President, General Counsel and Secretary
4848 Loop Central Drive, Suite 700
Houston, TX 77081
(713) 796-8822
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
WITH COPIES TO:
John A. Hurvitz, Esq.
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, D.C. 20004
(202) 662-6291

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On February 22, 2008, Encysive Pharmaceuticals Inc. issued the following press release:

Investors:	Media:
Ann Tanabe	Dan Budwick
VP, Investor Relations and Corporate Communications	BMC Communications
Encysive Pharmaceuticals	(212) 477-9007 ext. 14
(713) 796-8822
Marcy Strickler
The Trout Group
(646) 378-2927
FOR IMMEDIATE RELEASE
ENCYSIVE PHARMACEUTICALS ANNOUNCES DATE CHANGE
FOR REPORTING 2007 YEAR-END FINANCIALS
HOUSTON- February 22, 2008- Encysive Pharmaceuticals Inc. (NASDAQ: ENCY) today announced that the Company has changed the date for reporting its fourth quarter and year end 2007 financial results to March 17, 2008. The Company had previously planned to report on March 5, 2008.
About Encysive Pharmaceuticals
Encysive Pharmaceuticals Inc. is a global biopharmaceutical company engaged in the discovery, development and commercialization of novel, synthetic, small molecule compounds to address unmet medical needs. Our research and development programs are predominantly focused on the treatment and prevention of interrelated diseases of the vascular endothelium and exploit our expertise in the area of the intravascular inflammatory process, referred to as the inflammatory cascade, and vascular diseases. To learn more about Encysive Pharmaceuticals please visit our web site: www.encysive.com.
The Encysive Pharmaceuticals Inc. logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=843
Important Additional Information
As previously announced, Encysive has signed a merger agreement with Pfizer Inc. providing for a tender offer for the outstanding shares of common stock of Encysive. This tender offer has not yet commenced. Nothing in this release is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Pfizer will file a tender offer statement on Schedule TO with the SEC, and Encysive will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully by Encysive’s shareholders before any decision is made with respect to the tender offer. A free copy of the tender offer statement and the solicitation/recommendation statement will be made available to all shareholders of Encysive at www.encysive.com or by contacting Encysive at 4848 Loop Central Drive, Houston, TX 77081, 713-796-8822. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.